Preferability Letter


May 11, 1999



Board of Directors
Arch Coal, Inc.
CityPlace One, Suite 300
St. Louis, Missouri 63141

Dear Sirs:

Note B of Notes to the Condensed Consolidated Financial Statements of Arch Coal, Inc. included in its quarterly report on Form 10-Q for the period ended March 31, 1999 describes a change in the method of accounting for the depreciation of its non-mobile mine equipment (consisting of preparation plants and loadout facilities) from the straight-line method to the units-of-production method which is based on tons produced, subject to a minimum level of depreciation. You have advised us that you believe that the change is to a preferable method in your circumstances because the units-of-production method recognizes that depreciation of this equipment is substantially related to both physical wear due to usage and also due to the passage of time. This method, therefore, more accurately matches costs and revenues over the lives of the non-mobile mine assets.

There are no authoritative criteria for determining a 'preferable' depreciation method based on the particular circumstances; however, we conclude that the change in the method of accounting for the depreciation of non-mobile mine equipment is to an acceptable alternative method which, based on your business judgment to make this change for the reason cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to December 31, 1998, and therefore we do not express any opinion on any financial statements of Arch Coal, Inc. subsequent to that date.

                                          Very truly yours,

                                             /s/ Ernst & Young LLP

                                          Ernst & Young LLP